UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 4, 2023

CLEAN EARTH ACQUISITIONS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41306	87-1431377
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12600 Hill Country Blvd., Building R, Suite 275

Bee Cave, Texas 78738

(Address of principal executive offices, including zip code)

(800) 508-1531

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, one right, and one-half of one redeemable warrant	CLINU	The Nasdaq Stock Market LLC

Class A common stock included as part of the units, par value $0.0001 per share	CLIN	The Nasdaq Stock Market LLC

Rights included as part of the units to acquire one-tenth (1/10) of one share of Class A common stock	CLINR	The Nasdaq Stock Market LLC

Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	CLINW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

As previously announced, on October 12, 2022, Clean Earth Acquisitions Corp. (the “Company”) and Alternus Energy Group Plc (“Alternus”) entered into a Business Combination Agreement (the “Business Combination Agreement”), as amended by that certain First Amendment to the Business Combination Agreement, dated as of April 12, 2023, by and among the Company, Alternus and the Clean Earth Acquisitions Sponsor, LLC (the “Sponsor”) (the “First Amendment to the Business Combination Agreement” or the “BCA Amendment”).

On December 4, 2023, the Company held a special meeting of stockholders (the “Special Meeting”), at which holders of 14,418,460 shares, composed of 6,751,793 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and 7,666,667 Class B common stock, par value $0.0001 per share (the “Class B Common Stock” together with the Class A Common Stock, the “Common Stock”), were present in person or by proxy, representing approximately 86.32% of the voting power of the 16,704,230 issued and outstanding Common Stock (“Outstanding Shares”) entitled to vote at the Special Meeting as of the close of business on November 8, 2023, which was the record date for the Special Meeting. The final voting results for each proposal submitted to the stockholders of record of the Company at the Special Meeting are included below. Each of the proposals described below was approved by the Company’s stockholders of record.

In connection with the Special Meeting, stockholders properly elected to redeem an aggregate of 2,647,190 Class A Common Stock at a redemption price of approximately $10.68 per share (the “Redemption”), for an aggregate redemption amount of approximately $28,271,989.20.

1.	The Business Combination Proposal

To approve and adopt the Business Combination Agreement, a copy of which is attached to the proxy statement, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2023 (the “Proxy Statement”) as Annex A, and to approve the transactions contemplated by the Business Combination Agreement.

FOR	AGAINST	ABSTAIN
12,936,151	1,482,309	0

2.      The Charter Proposal

To amend and restate the Company’s certificate of incorporation, effective as of May 14, 2021, amended on November 17, 2021 and subsequently on February 23, 2022 and November 27, 2023, in the form of the proposed charter, a copy of which is attached to the Proxy Statement as Annex C (the “Proposed Charter”).

FOR	AGAINST	ABSTAIN
12,936,151	1,482,309	0

3.	The Advisory Governance Proposals

To approve and adopt, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, which are being presented separately in accordance with SEC guidance, as five subproposals:

a.	To authorize the issuance of 150,000,000 shares of common stock and 1,000,000 shares of preferred stock;

FOR	AGAINST	ABSTAIN
12,936,024	1,482,436	0

b.	To permit the authorized shares of any class to be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Company’s stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law (the “DGCL”);

FOR	AGAINST	ABSTAIN
12,936,024	1,482,309	126

c.	To elect not to be governed by Section 203 of the DGCL;

FOR	AGAINST	ABSTAIN
12,936,024	1,482,436	0

d.	To remove blank check provisions; and

FOR	AGAINST	ABSTAIN
12,935,923	1,482,436	100

e.	To limit the liability of officers to the fullest extent permitted by law.

FOR	AGAINST	ABSTAIN
12,114,609	2,303,750	100

4.	The Stock Issuance Proposal

To approve, for purposes of complying with applicable listing rules of Nasdaq, (x) the issuance of more than 20% of the Company’s issued and outstanding common stock in connection with the business combination, consisting of the issuance of shares of common stock to Alternus pursuant to the terms of the Business Combination Agreement, including any earnout shares and shares of common stock issued pursuant to the working capital adjustment, and (y) the issuance of shares of common stock to Alternus in connection with the Business Combination, including any earnout shares and shares of common stock issued pursuant to the working capital adjustment, that would result in Alternus owning more than 20% of the Company’s outstanding common stock, or more than 20% of the voting power, which could constitute a “change of control” under Nasdaq rules.

FOR	AGAINST	ABSTAIN
12,935,923	1,482,436	100

5.	The Incentive Plan Proposal.

To approve and adopt the 2023 Equity Incentive Plan (as defined in the Proxy).

FOR	AGAINST	ABSTAIN
11,782,000	2,636,460	0

6.      The Director Election Proposal.

To elect seven directors to serve staggered terms on our board of directors until the 2024, 2025 and 2026 annual meeting of stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal.

FOR	AGAINST	ABSTAIN
12,935,651	467,702	1,015,107

Item 8.01.	Other Events.

On December 5, 2023, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K, announcing the results of the Special Meeting. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated December 5, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 5, 2023

Clean Earth AcquisitionS Corp.

By:	/s/ Aaron T. Ratner
Name:	Aaron T. Ratner
Title:	Chief Executive Officer